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SEC Mail Processing Section
MAR 05 2018
Washington DC
416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38211

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 (MM/DD/YY) AND ENDING December 31, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RMN Securities, Inc. d/b/a Senate Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

253 Wall Street
(No. and Street)

Kingston	NY	12401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Netter — 845-339-7310
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RBSM LLP
(Name – *if individual, state last, first, middle name*)

805 Third Avenue, 14th Floor	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

E 1/3

OATH OR AFFIRMATION

I, Richard Netter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **RMN Securities, Inc. d/b/a Senate Securities**, as of **December 31, 2017** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

Notary Public

LORI A. CELUCH
Notary Public, State of New York
Reg. No. 5070041
Resident in and for Ulster County
Commission Expires Dec. 9, 2018

This report** contains (check all applicable boxes):

X (a) Facing page
X (b) Statement of Financial Condition
X (c) Statement of Income (Loss)
X (d) Statement of Changes in Financial Condition
X (e) Statement of Changes in Stockholders' equity or Partners' or Sole Proprietor's Capital
__ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
X (g) Computation of Net Capital
__ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
__ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
__ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1
__ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
__ (m) A copy of the SIPC Supplemental Report
__ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
__ (o) Independent auditor's report on internal control
__ (p) Schedule of proposed capital withdrawals

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO RULE 17a-5 AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

RMN Securities, Inc.

d/b/a Senate Securities

Financial Statements and Schedules

December 31, 2017

(With Report of Independent Registered Public Accounting Firm Thereon
and Supplemental Reports on Exemption)

CONTENTS

RBSM LLP
Accountants & Advisors

805 Third Avenue
14TH Floor
New York, NY 10022
212.838.5100
212.838.2676/ Fax
www.rbsmllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders' and Board of Directors of
RMN Securities, Inc. d/b/a Senate Securities
Kingston, NY

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of RMN Securities, Inc. d/b/a Senate Securities (the "Company"), as of December 31, 2017, and the related statements of operations and stockholder's equity and cash flows for the year then ended and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and the results of its operations and its cash flows for the year ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Supporting Schedules

The supporting schedules required by Rule 17a-5 under the Securities Exchange Act of 1934 ("SEA") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supporting schedules are the responsibility of the Company's management. Our audit procedures included determining whether the information in the supporting schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supporting schedules. In forming our opinion on the supporting schedules, we evaluated whether the supporting schedules, including their form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supporting schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

RBSM LLP

We have served as the Company's auditor since 2015.

New York, NY
February 28, 2018

RMN SECURITIES, INC.
d/b/a SENATE SECURITIES
STATEMENT OF FINANCIAL CONDITION
December 31, 2017

ASSETS

Cash and cash equivalents	$ 29,858	
Cash - segregated in compliance with federal regulations	11,049	
Accounts receivable	33,112	
Other assets	5,885	
Total current assets	79,904	
Total assets		$ 79,904

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$ 15,572	
Total current liabilities		$ 15,572
Stockholder's equity		
Capital stock, no par value, 200 shares authorized, issued and outstanding	19,754	
Retained earnings	44,578	
Total stockholder's equity		64,332
Total liabilities and stockholder's equity		$ 79,904

See notes to accompanying financial statements

RMN SECURITIES, INC.
d/b/a SENATE SECURITIES
STATEMENT OF OPERATIONS
Year ended December 31, 2017

Revenue		
Commissions		$ 350,000
Expenses		
Compensation and benefits	$ 72,000	
Commissions	164,935	
Clearing expense	30,111	
Occupancy	24,439	
Professional fees	13,618	
Regulatory fees	4,100	
Other expenses	32,158	
Total expenses		341,361
Other income		
Interest and dividend income		61
Net income		$ 8,700

See notes to accompanying financial statements

RMN SECURITIES, INC.
d/b/a SENATE SECURITIES
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year ended December 31, 2017

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balance, January 1, 2016	200	$ 19,754	$ 40,400	$ 60,154
Stockholder's capital distribution	-	-	(4,522)	(4,522)
Net income	-	-	8,700	8,700
Balance, December 31, 2017	200	$ 19,754	$ 44,578	$ 64,332

See notes to accompanying financial statements

RMN SECURITIES, INC.
d/b/a SENATE SECURITIES
STATEMENT OF CASH FLOWS
Year ended December 31, 2017

Cash flows from operating activities		
Net income		$ 8,700
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in operating assets and liabilities:		
Increase in accounts receivable	(629)	
Decrease in other assets	1,091	
Decrease in accounts payable and accrued expenses	(7,692)	(7,230)
Net cash provided by operating activities		1,470
Cash flows from financing activities		
Stockholder's distributions	(4,522)	
Net cash used in financing activities		(4,522)
Net decrease in cash		(3,052)
Cash and cash equivalents, beginning of year		43,959
Cash and cash equivalents, end of year		$ 40,907

Supplemental disclosure of cash flows information	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

See notes to accompanying financial statements

RMN SECURITIES, INC.
d/b/a SENATE SECURITIES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

1. Nature of Business and Summary of Significant Accounting Policies

Nature of business

RMN Securities, Inc. d/b/a Senate Securities (the "Company") was formed on February 8, 1989, and began operating as a broker-dealer upon approval of its registration with the National Association of Securities Dealers, Inc. at that time. The Company made a Sub-Chapter S Corporation election with the Internal Revenue Service on February 8, 1989. The Company's business consists of providing subscription only brokerage, financial and employee benefit services to individuals and institutions.

The Company is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the United States Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. The requirements of Paragraph (k)(2)(ii) provide that the Company is an introducing broker-dealer, who clears all customer transactions on a fully-disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker dealer. The clearing broker-dealer carries all of the customer accounts of the introducing broker-dealer and maintains and preserves such books and records related to customer accounts as required by SEC Rules 17a-3 and 17a-4.

Revenue recognition

The Company receives commission income for investment advisory, brokerage services related to customer trading of mutual funds. Commissions are recorded at the date of client commitment and their related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents include investments in money market funds and are stated at cost, which approximates market value.

Included in cash and cash equivalents are cash amounts segregated for compliance with federal regulation purposes as a result of its membership agreement with FINRA.

Accounts receivable

Accounts receivable consists of commissions earned during the year that will be collected after December 31, 2017. The Company uses the direct write-off method to recognize bad debts on accounts receivable. Periodically, management reviews past due receivables and writes off those balances deemed uncollectible after all reasonable collection efforts have been exhausted. If the reserve method were used, it would not have a material effect on the financial statements. Management has determined there is no need for an allowance for doubtful accounts to be recorded as of December 31, 2017.

1. Nature of Business and Summary of Significant Accounting Policies, continued

Income taxes

The Company, with the consent of its stockholder, has elected under the provisions of Sub-Chapter "S" of the Internal Revenue Code to be an S Corporation. In lieu of Federal and State corporate income taxes, the stockholders of an S Corporation are taxed individually on their proportionate share of the Company's taxable income. Accordingly the financial statements reflect no provision or liability for Federal or State income taxes. The Company's federal and state income tax returns for the years ended December 31, 2014 to 2017 remain open for audit by the applicable regulatory authorities.

Fair value of financial instruments

The carrying value of cash, restricted cash, accounts receivable, other assets, accounts payable and accrued expenses approximate their fair values based on the short-term maturity of these instruments.

The Company utilizes the methods of fair value measurement as described in generally accepted accounting principles to value its financial assets and liabilities. Fair value is based on the price that would be received to sell and asset or pay to transfer a liability in an orderly transaction between market participants at the measurement dated. In order to increase consistency and comparability in fair value measurements, generally accepted accounting principles establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels:

Level 1: Quoted market prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

The fair value of assets measured on a recurring basis as of December 31, 2017 are as follows:

	Level 1	Level 2	Level 3	Total
Money Market	$11,049	$ -	$ -	$11,049

1. Nature of Business and Summary of Significant Accounting Policies, continued

Advertising
The Company expenses advertising costs as incurred. Advertising expense of $4,140 for the year ended December 31, 2017 is included in other expenses in the statement of operations.

Accounting estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used in the determination of accounts receivable, among others.

Recently Issued Accounting Pronouncements
In June 2015, FASB issued Accounting Standards Update ("ASU") No. 2016-09, "*Revenue from Contracts with Customers*". The update gives entities a single comprehensive model to use in reporting information about the amount and timing of revenue resulting from contracts to provide goods or services to customers. The proposed ASU, which would apply to any entity that enters into contracts to provide goods or services, would supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. The update removes inconsistencies and weaknesses in revenue requirements and provides a more robust framework for addressing revenue issues and more useful information to users of financial statements through improved disclosure requirements. In addition, the update improves comparability of revenue recognition practices across entities, industries, jurisdictions, and capital markets and simplifies the preparation of financial statements by reducing the number of requirements to which an entity must refer. *In August 2015*, FASB issued Accounting Standards Update ("ASU") No.2015-14, "*Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date*" defers the effective date ASU No. 2014-09 for all entities by one year. Public business entities, certain not-for-profit entities, and certain employee benefit plans should apply the guidance in Update 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period.

All other entities should apply the guidance in Update 2014-09 to annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. We are currently reviewing the provisions of this ASU to determine if there will be any impact on our results of operations, cash flows or financial condition.

1. Nature of Business and Summary of Significant Accounting Policies, continued

Recently Issued Accounting Pronouncements, continued

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) "ASU 2016-02 Leases" intended to improve financial reporting about leasing transactions. The ASU affects all companies and other organizations that lease assets such as real estate and equipment, including office equipment.

The ASU will require organizations that lease assets – referred to as "lessees" – to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases. Under the new guidance, a lessee will be required to recognize assets and liabilities for leases with lease terms of more than 12 months. Consistent with current Generally Accepted Accounting Principles (GAAP), the recognition, measurement, and presentation of expenses and cash flows arising from lease by a lessee primarily will depend on its classification as a financing or operating lease. However, unlike current GAAP – which requires only capital leases to be recognized on the balance sheet – the new ASU will require both types of leases to be recognized on the balance sheet. The ASU on leases will take effect for non-public companies for fiscal years beginning after December 15, 2020, with early adoption permitted. The Company has not adopted this guidance for 2017 and is currently evaluating the impact of adopting this guidance.

The Company does not believe any of the other recently issued but not effective accounting pronouncements once effective will have any effect on the Company's reporting.

2. Cash – Segregated in Compliance with Federal Regulations

Pursuant to the Company's current status as a broker dealer with FINRA, the Company is required to maintain funds for regulatory purposes in a segregated reserve account for the exclusive benefit of its clients.

3. Net Capital Requirements

The Company is subject to the United States Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $58,447, which is in excess of its' required net capital of $25,000. The Company's percentage of aggregate indebtedness to net capital on December 31, 2017 was .27 to 1.

4. Concentration of Risk

Credit Risk

The Company holds substantially all cash balances with two financial institutions which may, at times, exceeds federally insured limits. As of December 31, 2017, 73% of the accounts receivable was due from its clearing broker or $24,037.

4. Concentration of Risk, continued

Business Risk
The Company's revenues and profitability are affected by many conditions, including changes in economic conditions, inflation, political events, and investor sentiment. Because these factors are unpredictable and beyond the Company's control, earnings may fluctuate significantly from year to year.

5. Regulation

The Company is registered as a broker-dealer with the United States Securities and Exchange Commission (SEC). The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to the Financial Industry Regulatory Authority (FINRA), which has been designated by the SEC as the Company's primary regulator. This self-regulatory organization adopts rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices, the use and safekeeping of customers' funds and securities, and the conduct of directors, officers, and employees.

Securities firms are also subject to regulation by state securities administrators in those states in which they conduct business.

6. Clearing Broker

The Company conducts business with its clearing broker on behalf of its customers and for its own proprietary accounts. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts and proprietary transactions are performed by its clearing broker pursuant to a clearance agreement.

The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. The Company does have $11,049 of cash and cash equivalents held on deposit for the satisfaction of any unsettled obligations.

In the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the clearing broker to obtain additional collateral from the Company's customers.

7. Commitments and Contingencies

The Company leases office space in Kingston, New York under a lease agreement expiring in April 2018. Under the terms of the lease the Company is responsible to pay $1,200 per month plus real estate taxes. Rent expense for the year ended December 31, 2017 amounted to $20,825.

The Company also leases a vehicle under a non-cancellable operating lease. The lease expense for the year ended December 31, 2017 was $5,724. Future minimum lease payments under this non-cancellable lease arrangement are $5,724 and $2,862 for the years ending December 31, 2018 and 2019, respectively.

8. Subsequent Events

The Company has evaluated subsequent events through February 28, 2018, the date which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

RMN SECURITIES, INC.
d/b/a SENATE SECURITIES
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE UNITED STATES SECURITIES AND EXCHANGE COMMSSION
December 31, 2017

NET CAPITAL		
Total stockholder's equity		$ 64,332
Less non-allowable assets:		
Other assets, prepaids	$ 5,885	
Total non-allowable assets		5,885
Net capital		$ 58,447
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	$ 15,572	
Total aggregated indebtedness		$ 15,572
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (greater of $25,000 or 6-2/3% of aggregate indebtedness)		$ 25,000
Net capital in excess of minimum requirement		$ 33,447
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		.27 to 1
Net Captial, per unaudited December 31, 2017 FOCUS report		$ 58,447
Net audit adjustment		-
Net Capital, per December 31, 2017 audit report, as filed		$ 58,447

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

No material differences exist between the net captial computation above and the computation included in the FOCUS Form X-17-a-5 Part II, as filed and amended by the Company on February 28, 2018.

Schedule II

RMN Securities, Inc. d/b/a Senate Securities

STATEMENT REGARDING SEC RULE 15c3-3

December 31, 2017

Exemptive Provisions

The Company claims exemption from the requirements of Rule 15c3-3 under Sections (k)(2)(ii), for A and B. Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information relating to the Possession or Control Requirements under Rule 15c3-3.

RBSM LLP
Accountants & Advisors

805 Third Avenue
14TH Floor
New York, NY 10022
212.838.5100
212.838.2676/ Fax
www.rbsmllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders' and Board of Directors of
RMN Securities, Inc. d/b/a Senate Securities
Kingston, NY

We have reviewed management's statements, included in the accompanying Exemption Report, in (1) which RMN Securities, Inc. d/b/a Senate Securities identified the following provisions of 17 C.F.R. §15c3-3(k) under which RMN Securities, Inc. d/b/a/ Senate Securities claimed an exemption from 17 C.F.R. §240.15c3-3 (k) (2) (ii) RMN Securities, Inc. d/b/a Senate Securities will not hold customer funds or safekeep customer securities (the "exemption provisions") and (2) RMN Securities, Inc. d/b/a Senate Securities stated that RMN Securities, Inc. d/b/a Senate Securities met the identified exemption provisions throughout the most recent fiscal year without exception. RMN Securities, Inc. d/b/a Senate Securities's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about RMN Securities, Inc. d/b/a Senate Securities's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RBSM LLP

New York, NY
February 28, 2018

RMN SECURITIES, INC. d/b/a SENATE SECURITIES
EXEMPTION REPORT
UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS AT DECEMBER 31, 2017

RMN Securities, Inc. d/b/a Senate Securities (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15C3-3 (k)(2)(ii).
(2) The Company met the identified exemption provisions in 17 C.F.R § 240.15c3-3(k) throughout the most recent fiscal year without exception.

RMN Securities, Inc. d/b/a Senate Securities

I, Richard Netter, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title:CEO

Date: 2/28/2018